UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

Attached hereto as Exhibit 99.1 is a press release dated June 9, 2026 issued by Alps Group Inc (the “Company”), announcing that its subsidiary, MyGenome Sdn. Bhd., has received accreditation for Whole Genome Sequencing under MS ISO 15189:2022.

Exhibits

Exhibit No.	Description
99.1	Press Release dated June 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: June 9, 2026	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and Director